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                             February 1, 2023

       Cyril Lesser
       Chief Financial Officer
       Forbion European Acquisition Corp.
       4001 Kennett Pike, Suite 302
       Wilmington, Delaware 19807

                                                        Re: Forbion European
Acquisition Corp.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Amendment No. 1 to
Form 10-Q for the quarterly period ended September 30,
                                                            2022
                                                            File No. 001-41148

       Dear Cyril Lesser:

               We have reviewed your amended Forms 10-Q filed January 19, 2023 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Amendment No. 1 to Form 10-Q for the quarterly period ended September 30, 2022

       General

   1. We have reviewed your amended Forms 10-Q for the quarterly periods ended September
                                                        30, 2022, June 30,
2022, March 31, 2022 and September 30, 2021, and note that you have only provided the
Signatures section of each filing. Please revise your amended filings to include the entire
periodic report, including the exhibits required by Item 601 of
                                                        Regulation S-K.
              You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
       you have any questions.




                             Sincerely,
 Cyril Lesser
Forbion European Acquisition Corp.
February 1, 2023
Page 2
FirstName LastNameCyril Lesser
Comapany NameForbion European Acquisition Corp.
                                                  Division of Corporation
Finance
February 1, 2023 Page 2                           Office of Real Estate &
Construction
FirstName LastName